STARZ, LLC 8900 Liberty Circle
Englewood, CO 80112
(T) 720-852-7700 STARZ.COM

December 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

RE:                           Starz, LLC

Registration Statement on Form S-4 filed October 23, 2012

File No. 333-184551

Dear Mr. Spirgel:

This letter is provided in response to your letter dated November 19, 2012.  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.  The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission.  We have included with this letter four (4) additional marked copies of Amendment No. 1 for your convenience.

General

1.                                      We note that you are registering the $500,000,000 aggregate principal amount of your 5.00% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

Simultaneously with the filing of Amendment No. 1 and this response letter, we are also filing by electronic submission the requested supplemental letter.

2.                                Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act.  We note that as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

Response:

We will hold the exchange offer open through 5:00 p.m. on the twenty-first full business day following the commencement of the exchange offer, and we therefore confirm that the exchange offer will be open at least through midnight on the twentieth full business day following the commencement of the exchange offer.

3.                                      Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

Response:

We have updated the interim financial statements in Amendment No. 1 to include the interim period ended September 30, 2012.

LMC Relationships and Recent Developments, page 3

4.                                      We note your disclosure that in connection with the Liberty Spinco, Inc. spin-off from Liberty Media Corporation, it is expected that Starz, LLC will distribute approximately $1.8 billion in cash to Liberty Media, of which $400 million has been paid to date.  Please revise to disclose the specific date(s) the $400 million cash distribution was made by Starz to Liberty Media.  Also, we note the total cash distribution amount is dependent on the financial performance and cash position of Starz, LLC.  Please identify who will evaluate your financial performance and cash position and the measures by which such items will be assessed.  Disclose whether there is a minimum cash amount that must be distributed to Liberty Media by Starz in connection with the Liberty Spinco, Inc. spin-off.  Finally, provide updated information throughout your registration statement related to how much is available for drawdown from your credit facility.

Response:

We have revised the description of our relationship with Liberty Media Corporation (“Liberty”) in the prospectus summary to include information about the specific dates of the cash distributions made to date, as well as further discussion on who will evaluate our financial performance and cash position to determine the total cash distribution amount paid to Liberty in connection with the Liberty Spinco, Inc. spin-off and the measures by which such items will be assessed.  We have also stated that there is no minimum cash amount that must be distributed to Liberty in connection with the spin-off.  Finally, we have updated information throughout the registration statement to disclose the amount available for drawdown under our credit facility.

5.                                      Further, we note that in connection with Liberty Spinco spin-off, Starz will distribute its corporate office building and related building improvements to Liberty Media Corporation, which will then lease back, through its own subsidiary, the use of such facilities to Starz.  We note your disclosure that the terms of such lease are still being negotiated.  Please revise to discuss when you anticipate the lease agreement being completed.  Please also discuss whether you anticipate filing a copy of the lease agreement as an exhibit to this registration statement.

Response:

We have revised Amendment No. 1 to disclose that we anticipate that the lease agreement will be completed prior to the spin-off.  If the lease agreement is completed prior to the effectiveness of the registration statement, then we will file the lease agreement as an exhibit to the registration statement. However, if the lease agreement is not completed prior to such time, we will file the lease agreement as an exhibit to our next periodic report filed under the Securities Exchange Act of 1934.

6.                                      Please create a separate risk factor and heading addressing the risks associated with your obligations related to the spinoff.

Response:

We have revised the prospectus to include a separate risk factor and heading addressing risks associated with our obligations relating to the spin-off.

Legal Proceedings, page 80

7.                                      Please revise your disclosure to provide the name of the court(s) in which your proceedings with DISH Network L.L.C. are pending.  Refer to Item 103 of Regulation S-K.

Response:

We have revised our legal proceedings disclosure to provide the names of the courts in which our proceedings with DISH Network L.L.C. are pending.

Grant of Plan-Based Awards, page 92

8.                                      We note your disclosure in footnote 1 to the table stating that your 2011 performance-based bonus program does not provide for a threshold bonus amount for any named executive officer.  However, we note disclosure on page 85 stating that payouts under your 2011 performance-based bonus program range from a threshold payout of 50% of the targeted bonus amount if the actual performance metrics equal 85% of the annual budgeted amounts.  Please advise or revise.

Response:

We have revised our grant of plan-based awards table to disclose the threshold bonus amounts for 2011.

Certain United States Federal Income

9.                                      We note your disclosure that you do not intend to obtain an opinion of counsel with respect to the tax consequences of acquiring, holding or disposing of the notes.  However, Exhibit 8.1 to your registration statement asserts that this discussion constitutes counsel’s opinion as to the material U.S. federal income tax consequences relating to the transaction.  Please revise the disclosure in your registration statement to clearly state that this discussion constitutes counsel’s opinion.

Response:

We have revised this section to reflect that the disclosure is the opinion of Sherman & Howard L.L.C.

Please contact the undersigned at (720) 852-7700 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

Starz, LLC

By:	/s/ SCOTT MACDONALD
Scott Macdonald
Chief Financial Officer